
R|F
Recoup Fitness
INVESTOR
PRESENTATION

Introduction



"Recoup Fitness' revolutionary new product will completely transform the recovery industry as we know it."

TAO SPORTS PODCAST, 2016

Rethink. Reuse. Recoup.

Recoup Fitness is an innovative company with a creative, cutting-edge product designed to help athletes, fitness enthusiasts, and everyday active people recover smarter and faster. Fundamentally outperforming every other product on the market, **The Stinger** has made waves across the athletics and fitness community as an easy-to-use, effective, no-mess therapy solution with an affordable price tag. Recoup aims to maintain this momentum by raising capital, expanding production of the Stinger, increasing sales, and developing new innovative, game-changing products.

Recoup Fitness

Product Overview

"The Stinger"

is the name of Recoup Fitness' revolutionary new product, a simply-designed, effective and easy-to-use cold massage roller. Its patented design features a ball which can be removed from the handle and placed in the freezer for just two hours, staying ice-cold for up to six. The cold steel surface reduces pain and inflammation while pressured massage simultaneously relaxes muscles, making it the ideal tool for everyday recovery as well as serious injury treatment. **The Stinger** is already transforming the recovery marketplace by being:

VERSATILE

- Can be used with or without the handle
- Is effective on feet, calves, hamstrings, hips, backs, shoulders, arms – literally any muscle group
- The Stinger is the first recovery product that can recoup the entire body

CLEAN, COMPACT

- Unlike ice packs, no need for plastic bags, ice, or any cleanup
- No mess compared to the popular "ice cup", and much more effective
- Compact, light-weight design is portable and easy to use



INEXPENSIVE

- At $39.95, The Stinger is affordable for all types of athletes and active people
- Less expensive than inferior competitor products
- Professional athelete-level recovery without the professional price tag

EFFECTIVE

- The Stinger relieves pain and improves the lives of thousands of customers
- Offers a powerful solution in a market devoid of useful recovery products
- Hundreds of customers from all walks of life can attest to The Stinger's abilities

Recoup Fitness

CUSTOMER SATISFACTION

*"I have told everyone I know about it!! Amazing product...**as a triathlete training for Ironman, it is a life saver"** Amber W.*

"This is AMAZING!! From my neck to my feet, it helps with all my aches and pains. I highly suggest this for everyone looking for relief." Daniele P.

*"It's GLORIOUS!! **Absolutely in love with it.** Thank you so much, and here's to recovery!" Justin F.*

*"**This is by far the best product for icing any part of your body.** I highly recommend it !! A +" Nora F.*

*"This roller ball is just what I've been looking for. **BUY THIS product. It's easy to use and it works."** Mark P.*

Recoup Fitness

AVERAGE RECOUPFITNESS.COM
RATING: ★ ★ ★ ★ ¾

AVERAGE AMAZON.COM
RATING: ★ ★ ★ ★ ½

Recoup Fitness

PRAISE FOR PAIN RELIEF

*"I could hardly walk! My plantar fasciitis was so bad on my left foot. After one night of rolling it out it felt WAY better the next day!! **After second day of rolling...it hardly hurt!! I'm hoping this will continue to help rid all problems I've had for several years with my plantar fascia!** Brandy S.*

*"A great addition to physical therapy. Simple, easy to use cold therapy. **Perfect for my severe hand injury. Highly recommend the Stinger!** Sue H.*

*"**I have had Plantar Fasciitis for a long time and this has helped so much**. The key is to use it regularly to get results. I love it." Nancy G.*

*I love the Stinger! **I get shin splints a lot and this is really helpful in the healing process.** I also do CrossFit and the Stinger does wonders on sore, locked up muscles! It is the best!! Kristy C.*

Target Markets

Below are some major markets in which Recoup Fitness will focus their sales efforts in the near-term. These four segments represent only a portion of the truly massive sales potential for **The Stinger** across several other athletics and fitness markets:

1. Plantar Fasciitis/Running



- Some of The Stinger's biggest devotees are Plantar Fasciitis sufferers; many of them are runners

- Recent success with Facebook advertising: PF videos led to significant conversions

- Huge online and retail running products market; The Stinger will be sold in 10 running retailers in 2017

2. Yoga



- 36 million U.S. Yoga practitioners

- Over $16 billion spent on Yoga-related products in 2016

- Online focus: influencers, bloggers, social media advertising, specialty sales outlets

- Retail focus: Yoga studios, retail outlets, Core Power

3. College Athletics



- Several athletics programs with dozens of athletes at hundreds of colleges – all in need of recovery

- Target trainers at sports programs: get Stingers in training rooms/locker rooms to gain traction via word of mouth

- Existing contracts/relationships with 15 NCAA programs

4. CrossFit



- Rapidly growing specialty fitness market: roughly $4 billion in 2015

- Practitioners are particularly injury prone and seek out recovery products

- Focus on major gyms and Crossfit companies; already selling through Rouge Fitness, the largest CrossFit products company in the world

*Other significant sales targets for **The Stinger** include winter sports (skiing and snowboarding), hiking, physical therapy, biking, UFC, and general fitness. Recoup will use raised capital partly to develop and execute sales strategies for these other markets.*

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Recoup Fitness

Online Marketing

Online marketing is a crucial part of Recoup Fitness' overall sales strategy. Utilizing targeted ads and content via various online and social media platforms has proven overwhelmingly successful as well as extremely cost effective; here are some of Recoup's main strategies:





Blogging

Weekly blog about targeted "tribe": other bloggers covering Recoup increase conversions by 15%





Pinterest

Targeted ads aimed at generating "pins" – Pinterest drives 55% of total social media sales traffic



Facebook

Picture and video content targeted toward users' interests and injuries

Instagram

Discovery of/contact with influencers, generate posts featuring product

Google Ads

Remarketing, building SEO credits, backlinking – maintaining customer interest







Interaction Averages

Stinger Action Shots	Plantar Fasciitis Videos
2,000 likes	150,000 views
1,400 shares	1,800 shares
600 comments	700 comments
5% conversion	**15% conversion**

Impact Averages

25k	Average followers of targeted influencers
10%	Average conversion increase after posts

Conversion Averages

Activity	Cost/Rate per Conversion
Google AdWords	$3.00 cost
	10-15% rate
Google Shop	$0.78 cost
	25% rate

Major Sales Routes

Below are some of the outlets that will carry **The Stinger in** 2017, some of which were already significant sales drivers in 2016. Recoup's sales outlets are an ideal mixture of general and specialty stores, and are expected to complement growing sales made via their website:



Recoupfitness.com is expected to generate ~**400k** in sales in 2017

Rogue Fitness

- Online retailer of workout equipment, largest Crossfit products supplier
- The Stinger has been available on the site since mid-2016
- **~$80k in sales expected for 2017**

The Grommet

- Online seller of unique and innovative gifts and gadgets
- Supports entreprenuers and makers of interesting prodects
- **~$80k in sales expected for 2017**

Touch of Modern

- Largest online marketplace in the world
- The Stinger currently holds the #24 rank for massage products, and as a 29% "abandoned cart" completion rate
- Generated $15k in sales in late 2016, **~$100k in sales expected for 2017**

Ortho Shop

- Online marketplace offering orthotics and other specialty recovery products
  - Fulfills all orders placed through Amazon
- **~$150k in sales expected for 2017**

Running Retailers



- The Stinger will be available in 15 new running specialy retail stores in 2017
- Includes online and physical retail stores, list expected to grow throughout 2017
- **Expected ~$250k in total sales in 2017**







Recoup Fitness



LAUREN SESSELMANN

Canadian Olympic Bronze medalist, MLS Defender

Olympic medalist soccer player Lauren Sesselmann credits the Stinger with getting her back on the playing field after an ACL injury in 2014, utilizing it for daily total body recovery in addition to serious injury rehabilitation. She is a fan and active promoter of the company: **"with new products on the way, Recoup Fitness is definitely changing the recovery game"**

KENNY ANUNIKE

Super Bowl Champion, Denver Broncos Defensive End

Denver Broncos defender Kenny Anunike has high praise for The Stinger: "As a professional football player, my body is constantly taking the highest level of punishment and the demand for quick, effective recovery is essential. **These guys have seen a need and created the most effective, low-maintenance recovery tool I have ever used."**



Recoup Fitness

New Products

Recoup is currently developing several new and innovative products that will soon make up a diverse line of specialty recovery products. The **Scorcher** and **The Sleeve** will be the next two products to hit the recovery products market, set for release in 2017:

Hot Ball ("The Scorcher")



- **The Scorcher** will be the ideal heat complement to the Stinger's cold therapy
- Currently in development by a U.S. engineering firm, set for release in mid-late 2017
- Heat levels will be controllable via a specialized smartphone app
- Expected to have a major impact in the recovery products market as an effective tool for easing pain, treating tight muscles, and increasing flexibility
- Will likely retail at $50, and will be sold alongside **The Stinger** as a two-part therapy solution

Cold Compression Sleeve ("The Sleeve")



- Designed for those seeking the cold therapy benefits of **The Stinger** with the stationary nature of an ice pack
- Will be released in mid-2017 and will retail at an affordable $10

Retractable Stick ("The Hammer")



- An alternative to the ubiquitous "foam roller", this retractable stick will aid in joint and muscle pain relief and injury recovery
- Currently in development and slated for a mid-2018 release

Key Clients and Promoters



TIM HOWARD
U.S. World Cup and Colorado Rapids Goalie, Stinger user & promoter



LAUREN SESSELMANN
Olymipic medalist soccer payer, Stinger user & promoter



MALIK JACKSON
Super Bowl champ NFL Defensive Lineman, Stinger user

ROBERT TURBIN
Super Bowl champ NFL running back, Stinger user



JACK SKILLE
NHL Winger for the Vancouver Canucks, Stinger user & promoter



DARRIAN STEWART
NFL Free Safety for the Denver Broncos, Stinger user



CURRENT PROFESSIONAL CLIENTS:

